UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2011

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-1, Marunouchi 2-chome

Chiyoda-ku, Tokyo 100-8333

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 1, 2011

Mizuho Financial Group, Inc.

By:	/s/ Takeo Nakano
Name:	Takeo Nakano
Title:	Managing Director / CFO

September 1, 2011

To whom it may concern:

Company Name:	Mizuho Financial Group, Inc.
Representative:	Yasuhiro Sato
President & CEO
Head Office:	2-5-1 Marunouchi
Chiyoda-ku, Tokyo
Code Number:	8411 (TSE • OSE 1st Sec.)

Company Name:	Mizuho Corporate Bank, Ltd.
Representative:	Yasuhiro Sato
President & CEO
Head Office:	1-3-3 Marunouchi
Chiyoda-ku, Tokyo

Company Name:	Mizuho Securities Co., Ltd.
Representative:	Hiroshi Motoyama
President & CEO
Head Office:	1-5-1, Otemachi
Chiyoda-ku, Tokyo

Company Name:	The Norinchukin Bank
Representative:	Yoshio Kono
President and Chief Executive Officer
Head Office:	1-13-2 Yurakucho
Chiyoda-ku, Tokyo

Entering into Definitive Agreements on Expansion of Areas of Business Cooperation, Enhancement of a

Collaborative Relationship and Maintenance of the Capital Relationship between The Norinchukin Bank and Mizuho Securities Co., Ltd.

The Norinchukin Bank (President and Chief Executive Officer: Yoshio Kono) (“Norinchukin”), Mizuho Financial Group, Inc. (President & CEO: Yasuhiro Sato) (“MHFG”) and Mizuho Corporate Bank, Ltd. (President & CEO: Yasuhiro Sato) (“MHCB”) announced “Letter of Intent (the “LOI”) on Expansion of Areas of Business Cooperation, Enhancement of a Collaborative Relationship and Maintenance of the Capital Relationship between The Norinchukin Bank and Mizuho Securities Co., Ltd.” on May 30, 2011 with respect to signing the LOI between Norinchukin and MHCB which provides that Norinchukin and MHCB shall continue discussions toward entering into definitive agreements with a view to expanding areas of business cooperation, further enhancing a collaborative relationship between Mizuho Securities Co., Ltd. (President & CEO: Hiroshi Motoyama) (“MHSC”) and Norinchukin and maintaining the capital relationship between MHSC and Norinchukin (the “Transaction”), after turning MHSC into a wholly-owned subsidiary of MHCB, which was announced by MHFG, MHCB and MHSC on April 28, 2011.

As described below, we hereby announce that, with the completion of turning MHSC into a wholly-owned subsidiary of MHCB as of today, Norinchukin, MHCB and MHSC have entered into the definitive agreements concerning the Transaction in accordance with the LOI.

1.	Summary of Capital and Collaborative Relationship

Norinchukin and MHSC have the capital relationship as well as a strategic collaborative relationship in the area of securities business, through the transfer of the operations of Norinchukin Securities Co., Ltd. to MHSC in March 2004 and the investment in MHSC by Norinchukin under the share subscription agreement dated September 14, 2004.

Specifically, MHSC has established the JA Sales Department to serve Cooperative Banking System, provides securities-related products to such Cooperative Banking System, and takes other measures with a view to expanding the areas of business cooperation and enhancing the collaborative relationship between Norinchukin and MHSC in the investment banking business.

2.	Summary of the LOI

On May 30, 2011, Norinchukin and MHCB, with a view to, after turning MHSC into a wholly-owned subsidiary of MHCB, expanding the areas of business cooperation and further enhancing the collaborative relationship, as well as maintaining the capital relationship between Norinchukin and MHSC by way of the transfer of a portion of the shares of MHSC owned by MHCB to Norinchukin or by way of other methods, agreed, and signed the LOI, to engage in further discussion, etc., toward entering into a series of legally binding agreements, that provide the details and methods or other necessary matters related to the Transaction, on September 1, 2011, after turning MHSC into a wholly-owned subsidiary of MHCB.

3.	Summary of Definitive Agreements

Today, Norinchukin and MHCB have entered into a share transfer agreement with the following terms.

(1)	Shares to be transferred: Shares of MHSC

(2)	Number of shares to be transferred: 84,602,312 shares

(Number of shares corresponding to 5.34%, the percentage of MHSC shares owned by Norinchukin as of May 30, 2011 (provided, however, that such calculation is made by deducting the treasury stock owned by MHSC as of the same date), which was the signing date of the LOI)

(3)	Transfer date: September 6, 2011 (Scheduled)

(4)	Transferor: MHCB

(5)	Transferee: Norinchukin

In addition, Norinchukin and MHSC have entered into a business cooperation agreement which provides that, on the assumption that the transfer of shares of MHSC under the share transfer agreement above will be conducted, Norinchukin and MHSC shall further consider a cooperative relationship in the retail securities business area as well as expand the existing areas of business cooperation and further enhance the collaborative relationship described in 1. above.

END OF DOCUMENT

(For Inquiries)

Mizuho Financial Group, Inc.

Corporate Communications, Public Relations Office

03-5224-2026

Mizuho Corporate Bank, Ltd.

Administration Division (PR)

03-5252-6574

Mizuho Securities Co., Ltd.

Corporate Communications Dept.

03-5208-2030

The Norinchukin Bank

Public Relations Planning Department

03-5222-2017